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                      Filed by Accredo Health, Incorporated
                      pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                      Subject Company: Gentiva Health Services, Inc. Commission File No. 001-15669

                      Date: June 12, 2002

On June 12, 2002, Accredo Health, Incorporated issued the following press release:

                                               Financial Contact: Joel Kimbrough
                                                                    901.385.3621
                                        Investor Relations Contact: Kerry Finney
                                                                    901.381.7442

For Immediate Release

ACCREDO HEALTH ANNOUNCES RESULTS OF SHAREHOLDERS' MEETING

CONFERENCE CALL SET FOR MONDAY, JUNE 17

MEMPHIS, TN, June 12, 2002 - Accredo Health, Incorporated (NASDAQ: ACDO) announced today that its shareholders have approved the issuance of Accredo shares in the acquisition of the Specialty Pharmaceutical Services Division (SPS division) of Gentiva Health Services, Inc. (NASDAQ: GTIV). A special meeting of stockholders was held at 9 am CT today at the Company's corporate headquarters in Memphis. In addition to the issuance of shares for the SPS division acquisition, other matters voted upon and approved at the meeting were Accredo's 2002 Long-Term Incentive Plan and approval of an Amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 100,000,000.

David D. Stevens, Accredo chairman and CEO, and Joel R. Kimbrough, chief financial officer, will host a conference call on Monday, June 17, 2002 at 9:00 am Central Time to discuss the acquisition. Accredo's management will provide updated fiscal 2003 estimates of revenue and earnings per share and discuss other financial aspects of the acquisition. Interested parties may access the call at 816.650.0622, referencing Chairperson David Stevens. The conference call will also be web-cast live on the Accredo Health, Incorporated website and may be accessed at www.accredohealth.com beginning at 9:00 a.m. CT on June 17, 2002. A replay of the call will be available, and there will also be a playback of the conference call available on Accredo's website beginning approximately one hour after the end of the conference call. Both the replay of the call and the website playback option will be available until June 24, 2002 at 5:00 p.m. Access to the replay may be obtained at 402.220.2491, passcode 12439255. To access the Internet playback, go to www.accredohealth.com.

Accredo Health, Incorporated provides specialized contract pharmacy and related services pursuant to agreements with biopharmaceutical drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The Company's services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

In addition to historical information, certain of the statements in the preceding paragraphs, particularly those anticipating future financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar


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expressions. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the transaction described above, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements made in Accredo's 2001 Annual Report on Form 10-K , 10-K/A and Accredo's latest quarterly report on 10-Q under the heading "Risk Factors" and under the heading "Risk Factors Related to the Proposed Acquisition."

                                       ###

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Accredo and Gentiva have filed a joint proxy statement/prospectus and Accredo has filed a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT BECAUSE IMPORTANT INFORMATION IS CONTAINED THEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and registration statement and other documents filed by Accredo and Gentiva with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and registration statement and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Accredo's filings may be obtained by directing a request to Accredo Health, Incorporated, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134, Attn: Thomas W. Bell, Jr. Free copies of Gentiva's filings may be obtained by directing a request to Gentiva Health Services, Inc., 3 Huntington Quadrangle 2S, Melville, NY 11747-8943, Attn: Michael Johns, Vice President, Communications.

PARTICIPANTS IN THE SOLICITATION

Accredo, Gentiva and their respective directors, executive officers and other members of their management and employees have solicited proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Accredo's and Gentiva's stockholders under the rules of the Commission is set forth in public filings filed by Accredo and Gentiva with the Commission and in the joint proxy statement/prospectus.